Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Fixed charges:
Interest expense, gross	$17.6	$14.3	$33.8	$28.6
Portion of rentals representative of interest	6.0	5.3	12.6	11.0

Total fixed charges	$23.6	$19.6	$46.4	$39.6

Earnings before fixed charges:
Income before income taxes	$49.0	$83.0	$99.9	$168.2
Fixed charges	23.6	19.6	46.4	39.6
Capitalized interest	(10.2)	(4.3)	(19.2)	(7.5)
Amortization of capitalized interest	0.8	0.8	1.5	1.5

Total earnings before fixed charges	$63.2	$99.1	$128.6	$201.8

Ratio of earnings to fixed charges:
Earnings before fixed charges	$63.2	$99.1	$128.6	$201.8
Fixed charges	$23.6	$19.6	$46.4	$39.6

Ratio of earnings to fixed charges	2.68	5.06	2.77	5.10